Securum Capsa, Inc
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Checking BofA 4606	973.64
Checking BofA 5972	105.08
Savings - BofA	345.03
Total Checking/Savings	1,423.75
Total Current Assets	1,423.75
Fixed Assets	
Accumulated Depreciation	-720.00
Furniture and Equipment	3,605.46
Total Fixed Assets	2,885.46
Other Assets	
Capitalized Project - Zendoora	956,797.00
Patent and patent pending, net	24,565.00
Total Other Assets	981,362.00
TOTAL ASSETS	985,671.21
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BofA Credit Card	3,224.90
Total Credit Cards	3,224.90
Other Current Liabilities	
Accts Payable	164,883.62
Loans	
Loan - 1	9,000.00
Loan - 2	7,500.00
Notes Payable	10,250.00
Total Loans	26,750.00
Total Other Current Liabilities	191,633.62
Total Current Liabilities	194,858.52
Long Term Liabilities	
Convertible Notes	1,034,616.00
SBA - Econ Injury Disaster Loan	79,900.00
SBA - Paycheck Protection Loan	66,403.00
Total Long Term Liabilities	1,180,919.00
Total Liabilities	1,375,777.52
Equity	
Common Stock	214,859.96
Retained Earnings	-494,353.41
Net Income	-110,612.86
Total Equity	-390,106.31
TOTAL LIABILITIES & EQUITY	985,671.21

Securum Capsa, Inc
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Expense	
Advertising and Promotion	29,100.00
Automobile Expense	2,228.63
Bank Service Charges	493.09
Computer and Internet Expenses	2,036.85
Consulting	32,940.00
Engineering	0.00
Fees	30.00
Health Insurance	2,752.37
Insurance Expense	213.00
Interest Expense	2,404.58
Legal Fees	15,916.25
Meals and Entertainment	910.95
Merchant Account Fees	576.00
Office Expense	4,954.41
Patent Attorney	3,090.00
Payroll Expenses	28,900.00
Payroll processing fees	1,585.50
Payroll Taxes	3,381.27
Postage and Delivery	25.35
Professional Fees	6,245.00
Promotion	500.00
Rent Expense	1,318.60
Tax	800.00
Telephone Expense	863.08
Travel Expense	1,480.55
Total Expense	142,745.48
Net Ordinary Income	-142,745.48
Other Income/Expense	
Other Income	
Cash Rewards	62.59
EIDL loan forgiven	10,000.00
Fee Refund	70.00
Interest Income	0.03
PPP Loan Forgiven	22,000.00
Total Other Income	32,132.62
Net Other Income	32,132.62
Net Income	-110,612.86